Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 18 DATED SEPTEMBER 11, 2009

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, Supplement No. 16 dated July 17, 2009 and Supplement No. 17 dated August 25, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering; and

•	the closing of acquisitions of self storage facilities in Montgomery, Alabama and Phoenix, Arizona.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through September 8, 2009, we have received aggregate gross offering proceeds of approximately $70 million from the sale of approximately 7 million shares in our initial public offering. As of September 8, 2009, approximately 103 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Closing of Acquisitions of Self Storage Facilities in Montgomery, Alabama and Phoenix, Arizona

Advanced Storage – Montgomery

On September 3, 2009, we, through a wholly-owned subsidiary of our operating partnership (Advanced Storage – Montgomery Sub), closed on the purchase of a self storage facility located in Montgomery, Alabama (Advanced Storage – Montgomery Property). We purchased the Advanced Storage – Montgomery Property from an unaffiliated third party for a purchase price of $3,800,000 plus closing costs and acquisition fees, which we paid using a combination of cash and lender financing of approximately $2,990,000 (Advanced Storage – Montgomery Loan) that was assumed by the Advanced Storage – Montgomery Sub and guaranteed by us. We paid our advisor $95,000 in acquisition fees in connection with this acquisition.

Pursuant to the original promissory note dated June 4, 2006, the Advanced Storage – Montgomery Loan bears a fixed rate of 6.42% per annum and requires monthly payments of principal and interest due on the first day of each month through June 1, 2016. Generally, the Advanced Storage – Montgomery Loan may not be prepaid. We unconditionally guaranteed the Advanced Storage – Montgomery Sub’s obligation.

The Advanced Storage – Montgomery Property is an approximately 600-unit self storage facility that sits on approximately 5.5 acres and contains approximately 94,600 rentable square feet of self storage space, located at 6010 Monticello Drive, Montgomery, Alabama, approximately six miles east of downtown Montgomery, Alabama. It was constructed in 1995 and 2004.

Storage Advantage – Phoenix

On September 4, 2009, we, through a wholly-owned subsidiary of our operating partnership, closed on the purchase of a self storage facility located in Phoenix, Arizona (Storage Advantage – Phoenix Property). We purchased the Storage Advantage – Phoenix Property from Missouri Investors, LLC, an unaffiliated third party (Storage Advantage – Phoenix Seller), for an all-cash purchase price of $2,000,000 (Storage Advantage – Phoenix Purchase Price) plus closing costs and acquisition fees. We paid our advisor $50,000 in acquisition fees in connection with this acquisition.

On the closing date, the purchase agreement related to the Storage Advantage – Phoenix Property, as amended (Storage Advantage – Phoenix Purchase Agreement), was assigned to us by Storage Advantage I, DST, an affiliate of our sponsor (Storage Advantage DST). In October 2008, the Storage Advantage DST filed a lawsuit against the Storage Advantage – Phoenix Seller and other defendants for breach of contract in connection with the Storage Advantage – Phoenix Purchase Agreement for failure to close on a portfolio of five self storage facilities, including the Storage Advantage – Phoenix Property. In connection with our acquisition of the Storage Advantage – Phoenix Property and in settlement of this lawsuit, the Storage Advantage – Phoenix Seller paid $600,000 to the Storage Advantage DST to partially reimburse the Storage Advantage DST for expenses incurred in connection with the previously failed acquisition. We obtained a current independent appraisal for the Storage Advantage – Phoenix Property reflecting an appraised value of $2,000,000, the amount of the Storage Advantage – Phoenix Purchase Price.

The Storage Advantage – Phoenix Property is an approximately 520-unit self storage facility that sits on approximately 1.4 acres and contains approximately 38,750 rentable square feet of self storage space, located at 727 West Missouri Avenue, Phoenix, Arizona, approximately six miles northwest of the Phoenix central business corridor. It was constructed in 1974.

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